UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Dakota Growers Pasta Company, Inc.

(Name of Subject Company)

Dakota Growers Pasta Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

(CUSIP Number of Class of Securities)

Series D Non-Cumulative Delivery Preferred Stock, Par Value, $0.01 Per Share

(Title of Class of Securities)

23422P205

(CUSIP Number of Class of Securities)

Timothy J. Dodd

President and Chief Executive Officer

Dakota Growers Pasta Company, Inc.

One Pasta Avenue

Carrington, North Dakota 58421

(701) 652-2855

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

Copies to:

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4900

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Dakota Growers Pasta Company, Inc. (the “Company”) by Viterra Inc. (“Viterra”) pursuant to the terms of the Agreement and Plan of Merger, dated as of March 10, 2010, by and among the Company, Agricore United Holdings, Inc. (“Parent”) and Bluebird Acquisition Corporation (the “Merger Sub”):

1.	Joint Press Release of the Company and Viterra, dated as of March 10, 2010.
2.	Press Release issued by the Company, dated as of March 10, 2010.
3.	Letter from Timothy J. Dodd, President and Chief Executive Officer of the Company sent to all employees on March 10, 2010.
4.	Employee FAQs
5.	Producer FAQs

1.  Joint Press Release issued by Viterra, Inc. and the Company, dated as of March 10, 2010

For Immediate Release

Date: March 10, 2010

Calgary, Alberta

Listed:  TSX: VT, ASX: VTA

Viterra to Acquire Dakota Growers Pasta Company

Calgary, Alberta — Viterra Inc. (TSX: VT, ASX: VTA) and Dakota Growers Pasta Company, Inc. are pleased to announce today that they have signed a definitive merger agreement pursuant to which a subsidiary of Viterra will acquire all of the outstanding shares of Dakota Growers, a leading producer and marketer of dry pasta products in North America.  The all-cash transaction, structured as a tender offer followed by a merger of a Viterra subsidiary and Dakota Growers, has been unanimously approved by the Boards of Directors of both companies.

Under the terms of the agreement, a subsidiary of Viterra will commence a tender offer to purchase all outstanding shares of common stock of Dakota Growers at a price of $18.28 per share and all outstanding shares of Series D preferred stock of Dakota Growers at a price of $0.10 per share. The offer is conditioned on, among other things, the tender of a simple majority of the outstanding shares of Dakota Growers’ common stock, calculated on a fully diluted basis.  The tender offer will commence and information will be provided to Dakota Growers’ shareholders within approximately ten business days.  Dakota Growers has approximately 12.0 million shares of common stock issued and outstanding on a fully diluted basis, and approximately 11.3 million shares of Series D preferred stock issued and outstanding.

The transaction represents a total enterprise value of USD$240 million, which includes equity value and anticipated net cash/debt at closing, subject to certain adjustments for transaction costs and other closing adjustments. Dakota Growers reported revenues and EBITDA of approximately USD$275 million and USD$42 million respectively for the latest twelve months ended October 31, 2009.

The Board of Directors of Dakota Growers has approved the merger agreement and is recommending that shareholders tender their shares of common stock and Series D preferred stock pursuant to the offer.  Dakota Growers major shareholders, MVC Capital Inc. and LaBella Holdings LLC, as well as its CEO, Tim Dodd, and CFO, Edward Irion, have executed lock-up agreements whereby each of them will tender their shares into the offer. The aggregate shares owned by the major shareholders, Tim Dodd and Edward Irion account for approximately 29% of Dakota Growers outstanding shares of common stock, on a fully diluted basis.

Based in Carrington, North Dakota, Dakota Growers operates one of the largest durum mills in North America and is the third largest producer and marketer of dry pasta products, primarily supplying the ingredient, food service and private label retail markets.  The company owns an integrated durum mill and pasta production plant in Carrington, North Dakota and a pasta production plant in New Hope, Minnesota.

“We are very pleased to announce our agreement with Dakota Growers. The histories of our companies are built upon the strength of our solid relationships with our farmers and customers. Our offer comes with numerous benefits for both organizations and aligns well with Viterra’s strategic vision to increase investment in food processing,” said Mayo Schmidt, Viterra’s President and CEO.  “We believe that by building upon our deep knowledge of the North American durum market, we can create additional value and support the increasing demand for high quality pasta desired by today’s health-minded consumer.”

Tim Dodd, President and CEO of Dakota Growers added, “Viterra has a reputation for quality and performance and we share similar cultures and values. This is an exciting opportunity for both companies, one that I believe will secure our long-term future and allow us to expand our product and service offerings to improve the value proposition for Dakota Growers customers.”

“By joining our businesses it provides an excellent opportunity to deepen our relationships with North American farmers and premier food manufacturing companies and suppliers” said Karl Gerrand, Viterra’s Senior Vice-President, Processing. “The pasta segment in North America has enjoyed a strong period of growth over the past several years as consumers have returned to healthy, value-driven meal choices.  Dakota Growers’ product strength and market presence with major branded food manufacturers, retailers and institutional customers has enabled the company to participate in the resurgence of the pasta industry.”

In addition to the minimum tender condition, the transaction is subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the second quarter of this year. Morgan Stanley Inc. acted as exclusive financial advisor to Dakota Growers. Sidley Austin LLP acted as legal advisor to Viterra and Kirkland & Ellis LLP acted as legal advisor to Dakota Growers.

About Dakota Growers Pasta Company

Dakota Growers is located on the eastern area of North America’s prime durum production region, with close proximity to key branded food customers, foodservice customers and retailers.  Its durum milling capacity is 1,000 metric tonnes a day, with an annual pasta output of 560 million pounds processed through 14 production lines.  Headquartered in Carrington, North Dakota, Dakota Growers is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of Dreamfields® Healthy Carb Living Pasta. Dreamfields pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index than regular pasta. The company is an unlisted SEC registrant.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra’s Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer’s decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

Important Additional Information

The tender offer (the “Offer”) described in this press release for all of the outstanding shares of common stock and Series D Preferred Stock of Dakota Growers Pasta Company, Inc. (the “Company”) has not yet commenced.  Viterra Inc. (“Viterra”) and certain of its wholly-owned subsidiaries intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”).  This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of the Company, nor is it a substitute for the Tender Offer Documents. Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris	Liz Housman
Investor Relations and Corporate Affairs	Marketing Director
Viterra Inc.	Dakota Growers Pasta Co. (306)
569-4810	(763) 253-0447
Website: www.viterra.ca	Website: www.dakotagrowers.com

2. Press Release issued by the Company, dated as of March 10, 2010

For Immediate release

Date: March 10, 2010

Carrington, ND

Dakota Growers Pasta Company to be acquired by Viterra (TSX: VT, ASX: VTA)

Dakota Growers Pasta Company, Inc. announced today that they have signed a definitive merger agreement in which a subsidiary of Viterra Inc., a grain handling and food processing company with global operations, will acquire all of the outstanding shares of Dakota Growers, a leading producer of dry pasta products in North America. The all-cash transaction, structured as a tender offer followed by a merger, represents a total enterprise value* of $240 million, and has been approved by the Boards of Directors of both companies.

Under the terms of the agreement, a subsidiary of Viterra will commence a tender offer to purchase all outstanding shares of common stock of Dakota Growers at a price of $18.28 per share and all outstanding shares of Series D preferred stock of Dakota Growers at a price of $.10 per share. The offer is conditioned on, among other things, the tender of a simple majority of the outstanding shares of Dakota Growers’ common stock, calculated on a fully diluted basis. The tender offer will commence and information will be provided to Dakota Growers’ shareholders within approximately ten business days. Dakota Growers and Viterra intend to conduct shareholder information meetings after the offering materials have been distributed.

The Board of Directors of Dakota Growers has unanimously approved the merger agreement and is recommending that shareholders tender their shares of common stock and Series D preferred stock pursuant to the offer.

Based in Carrington, North Dakota, Dakota Growers is the third largest producer and marketer of dry pasta products in North America, primarily supplying the ingredient, food service and private label retail markets. The company owns an integrated durum mill and pasta production plant in Carrington, North Dakota and a pasta production plant in New Hope, Minnesota.

Viterra, headquartered in Canada, is a leading North American agri-business with extensive operations across Western Canada, the United States, Australia, and New Zealand. It has been a part of the agricultural landscape for nearly 100 years. It has operations in Ray and Northgate, North Dakota, Minneapolis, Minnesota, and operates six feed mills in New Mexico, Texas and Oklahoma. Viterra has diverse operations including agri-products retailing, research and development, grain handling and marketing, and processing, which includes oats, malt and canola processing.

The two companies see each other as excellent strategic partners, with similar histories. Both companies were created by grain growers as farmer cooperatives and have followed similar paths to become corporations.

“This transaction is going to allow our shareholders to realize the value of their investment in this company,” said Tim Dodd, CEO of Dakota Growers. “To date there have been limited opportunities to capture the value of that investment, and this transaction will provide the liquidity that we have long sought for our shareholders.”

The financial strength of the combined companies is positive for the long-term viability of the durum milling and pasta manufacturing industries in this State.  The mill will continue to source durum from farmers in the region and will continue to meet its milling requirements by accessing grains in close proximity to the Carrington mill.

The combined company will also result in a stronger, more globally competitive organization, presenting opportunities for employees, customers and their communities. It will have a strong combined management team, high quality assets and a tremendous reputation in the marketplace.

Shareholders will receive tender documents within approximately two weeks. These documents will contain all of the necessary information needed to make an informed decision. Shareholders will have about 30 business days to respond. A toll free number will be set up for any inquiries.

Any immediate inquires should be directed to Tim Dodd at Dakota Growers Pasta Company, 1-(800)-280-2855.

* Total enterprise value includes equity value and anticipated net cash/debt at closing, subject to certain adjustments for transaction costs and other closing adjustments.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer’s decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

Important Additional Information

The tender offer (the “Offer”) described in this press release for all of the outstanding shares of common stock and Series D Preferred Stock of Dakota Growers Pasta Company, Inc. (the “Company”) has not yet commenced.  Viterra Inc. (“Viterra”) and certain of its wholly-owned subsidiaries intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”).  This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of the Company, nor is it a substitute for the Tender Offer Documents. Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at

100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

3. Letter from Timothy J. Dodd, President and Chief Executive Officer of the Company sent to all employees on March 10, 2010.

10 March, 2010

Dear valued employee,

I am pleased to advise you that Dakota Growers Pasta Company and Viterra Inc. today announced that the two companies have signed a definitive agreement for Viterra to acquire Dakota Growers Pasta Company.  Pursuant to this agreement, one of Viterra’s subsidiaries will soon commence a cash tender offer for all of the issued and outstanding common stock and Series D preferred stock of Dakota Growers.  If this tender offer is successful, it will be followed by a merger to complete the acquisition.  I have attached the joint news release we issued earlier today.

Dakota Growers and Viterra see each other as strategic partners, with similar histories and a commitment to their employees. Viterra is a company with a long-standing history in North American agriculture. The company has a strong balance sheet, and has diverse operations including agri-products retailing, research and development, grain handling and marketing, and processing.

We believe that Viterra is a partner of choice. The company prides itself on its employment practices grounded in its values of integrity, trust, respect and high performance.

This is an exciting opportunity for Dakota Growers employees — one that we believe will secure our future and provide new opportunities to grow our North American durum and pasta businesses. Being a part of this diverse business will provide opportunities for our employees to contribute to future growth of this enterprise and to share in the successes that follow.

We do not see significant overlap of our businesses. Employees governed by collective agreements will continue to work under the terms and conditions outlined in their respective contracts.

Dakota Growers values each of our employees and is committed to communicating additional information to you as it becomes available.

Please be advised that I am the official spokesperson at Dakota Growers for all items relating to this announcement and the transaction. Should you be contacted by anyone regarding the announcement, please direct them to me.

A representative from Viterra will be joining us at Dakota Growers on Monday, March 15 to share additional information about the company.

Yours sincerely,

Tim Dodd

President/CEO

Dakota Growers

Attachment

Important Additional Information

The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell, securities of Dakota Growers Pasta Company (the “Company”).  At the time that a subsidiary of Viterra Inc. (“Viterra”) commences its tender offer for all of the outstanding shares of common stock and Series D Preferred Stock of the Company, Viterra will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”).  Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

4. Employee FAQs

1. Who is Viterra?

•                  Viterra Inc. is a leading North American agri-business with operations across Western Canada, the United States, Australia, and New Zealand.

•                  It has been a part of the agricultural landscape for nearly 100 years.

•                  It has operations in Ray and Northgate, North Dakota.  It also operates six feed mills located in New Mexico, Texas and Oklahoma.

•                  Like Dakota Growers, Viterra’s history is built on the strength of the Company’s solid relationships with its producers and customers.

•                  Viterra’s core values of integrity, trust, respect and high performance guide their relationships with their employees, customers and shareholders, and are tightly woven into everything they do.

•                  The strength of our combined company is its people.

2. Why did you choose Viterra?

•                  Viterra made a fair and compelling offer for our company — one that presents a high degree of certainty for all our stakeholders.  For the farmers that deliver to our facilities, we have maintained their marketing options for durum, while at the same time provided them with an avenue to generate a good return on their investment.  For employees, it provides us with a stable, well-established partner.

•                  Dakota Growers and Viterra see each other as strategic partners, with similar histories. Both companies were created as farmer cooperatives and have followed similar paths to become corporations.

•                  Viterra has a strong balance sheet, and has diverse operations including agri-products retailing, research and development, grain handling and marketing, and processing, which includes oats, malt and canola processing.

•                  Viterra has the capital structure in place to support growth and investment in the future.  We see this as a real benefit.

•                  It is an avenue that gives us financial flexibility and opens up opportunities for the long-term future of this company.

3. What does Viterra know about the U.S. agricultural market?

•                  Viterra is an international company with deep knowledge of the markets it operates in, as well as the markets it plans to enter.

•      In fact, their President and CEO grew up in Hays, Kansas and spent the first 20 years of his career working the U.S. agri-business market.

•                  The Chief Operating Officer was raised on a grain and livestock farm in Minnesota, received his degree from the University of St. Thomas in St. Paul, Minnesota and spent the first many of his years in the U.S. agricultural system.  His family continues to operate the family farm.

4. What would it mean to be owned by a Canadian company?

•                  It will be business as usual. We don’t expect any major changes to the way we do business. There may be enhancements to the business.

•                  Although Viterra is headquartered in Western Canada, the Company has significant feed operations across the U.S., as well as operations in Australia, New Zealand and offices in Japan, Singapore, China and Switzerland.

•                  Viterra’s management team has a solid understanding of the U.S. agricultural sector.

•                  Viterra respects the unique differences of each region in which the Company operates, and is committed to the communities in which they live and work.

5. What benefits does Viterra bring to the combination?

•                  This transaction allows growers who have invested in Dakota Growers to monetize their investment, while maintaining their marketing options for durum in the region.

•                  Viterra is a company with similar values and culture.  The company is financially strong and has the capital structure in place to support growth and investment in the future.  We see this as a real benefit.

•                  Having access to capital is essential, particularly today, given the financial struggles and the severe economic downturn that many countries have experienced.  It is an avenue that gives us financial flexibility and opens up opportunities for the long-term future of this company.

•                  Viterra focuses on superior customer service and invests heavily in its asset base to ensure that its assets are maintained and it is providing a safe work environment for employees and customers.  In fact, Viterra’s current commitment for maintenance capital spending (excluding requirements of Dakota Growers) is approximately $140 million annually.

•                  Strategically we believe Viterra is the perfect fit.

6. How will this change benefit our employees?

•                  Viterra is an integrated and diversified global agri-business.  The Company has a strong balance sheet and strategic position within a growing global market.

•                  By being a part of this diverse business, employees will have opportunities to contribute to the future growth and success of Viterra, and share in the successes that follow.

•                  Viterra’s employment practices are grounded in their core values of integrity, trust, respect and high performance.

7. How will employees be advised of significant updates?

•                  We are committed to timely communication with employees and will do our best to share information with employees at the same time our external stakeholders are informed.

•                  We will continue to use our existing communication methods as well as adopting some new methods. More information on these tools will follow.

8. Who will be in charge of the combined companies?

•                  Management at Dakota Growers will remain as-is for the foreseeable future.

9. What will happen to my employment if the combination occurs?

•                  At this time we do not foresee a major impact on staffing.

•                  Although there is not a significant overlap in our businesses, Dakota employees will likely see increased opportunities to expand their careers in our industry by joining with a diverse International company such as this.

•                  Dakota Growers will continue to operate as a strong durum processor and pasta producer with the added support of a strong Canadian company.

•                  There will be much work to do to bring our companies together, and we are committed to open, honest, timely communication with employees.

10. Will our pay and/or benefits change?

•                  For the foreseeable future employees will continue to be paid as per their current terms and conditions. In the near future there may be changes to align the two companies’ HR programs.  Both companies have a similar philosophy on pay, pension and benefits and both carry of pride of knowing that their employees are offered a strong, competitive total rewards packages.

•                  Union employees will continue to have their terms and conditions of employment covered in their respective contracts.

•                  There will be a number of considerations as we align our two companies, and we will make every effort to share information in a timely fashion.

11. What will happen to my union membership?

•                  Unionized employees will continue to work under the terms and conditions negotiated by their respective unions.

12. Will I lose my leave and years of service?

•                  Employees’ years of service for employment and related matters including such things as leave entitlement and benefits will be recognized.

13. What will this mean to me as a Dakota Growers shareholder?

•                  If you are a shareholder, tender documents will be mailed to you within approximately two weeks. These documents will contain all of the necessary information you need to make an informed decision about the shares you have.

•                  Viterra made a fair and compelling offer for our company — one that presents a high degree of certainty for all our stakeholders.  This transaction will provide shareholders with an avenue to generate a good return on their investment.

14. How will this affect our operations?

•                  We will continue to operate our business as before.

•                  Viterra believes in maintaining superior assets.

•                  The reason that Viterra is interested in Dakota Growers’ is due to its superior people and assets, which will add significant value to Viterra’s value chain.

15. Viterra is a big company. Where would we be positioned within the Company’s business divisions?

•                  Dakota Growers will fit into Viterra’s Processing division.

•                  A strategic partnership between the two companies fits well with Viterra’s plans for growth in the area of value-added processing.

•                  A combination of the two companies would make Dakota Growers the largest financial contributor to that segment of Viterra’s business.

16. Now that this has been announced, what is the process?

•                  In approximately two weeks, the Company will issue a formal tender offer to shareholders, requesting they tender their shares to the offer.  Shareholders will receive information in the mail that will given them all the details they need to make an informed decision.  Shareholders will have 30 business days to respond. A 1-800 number toll-free line will be set up for any inquiries.

Important Additional Information

The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell, securities of Dakota Growers Pasta Company (the “Company”).  At the time that a subsidiary of Viterra Inc. (“Viterra”) commences its tender offer for all of the outstanding shares of common stock and Series D Preferred Stock of the Company, Viterra will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”).  Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

5. Producer FAQs

1. Who is Viterra?

•                  Viterra Inc. is a leading North American agri-business with operations across Western Canada, the United States, Australia, and New Zealand.

•                  It has been a part of the agricultural landscape for nearly 100 years.

•                  It has operations in Ray and Northgate, North Dakota.  It also operates six feed mills located in New Mexico, Texas and Oklahoma.

•                  Like Dakota Growers, Viterra’s history is built on the strength of the Company’s solid relationships with its producers and customers.

•                  Viterra’s core values of integrity, trust, respect and high performance guide their relationships with their employees, customers and shareholders, and are tightly woven into everything they do.

•                  The strength of our combined company is our people.

2. Why did you choose Viterra?

•                  Viterra made a fair and compelling offer for our company — one that presents a high degree of certainty for all our stakeholders.  For the farmers that deliver to our facilities, we have maintained their marketing options for durum, while at the same time provided them with an avenue to generate a good return on their investment.  For employees, it provides us with a stable, well-established partner.

•                  Dakota Growers and Viterra see each other as strategic partners, with similar histories. Both companies were created as farmer cooperatives and have followed similar paths to become corporations.

•                  Viterra has a strong balance sheet, and has diverse operations including agri-products retailing, research and development, grain handling and marketing, and processing, which includes oats, malt and canola processing.

•                  Viterra has the capital structure in place to support growth and investment in the future.  We see this as a real benefit.

•                  It is an avenue that gives us financial flexibility and opens up opportunities for the long-term future of this company.

3. What does Viterra know about the U.S. agricultural market?

•                  Viterra has a solid understanding of this market.  In fact, their President and CEO grew up in Hays, Kansas and spent the first 20 years of his career working in the U.S. agri-business market.

•                  The Chief Operating Officer was raised on a grain and livestock farm in Minnesota, received his degree from the University of St. Thomas in St. Paul, Minnesota and spent the first many of his years in the U.S. agricultural system.  His family continues to operate the family farm.

4. What benefits does Viterra bring to the combination?

•                  This transaction allows growers who have invested in Dakota Growers to monetize their investment, while maintaining their marketing options for durum in the region.

•                  Viterra is a company with similar values and culture.  The company is financially strong and has the capital structure in place to support growth and investment in the future.  We see this as a real benefit.

•                  It is an avenue that gives us financial flexibility and opens up opportunities for the long-term future of this company.

•                  Viterra focuses on superior customer service and invest heavily in its asset base to ensure that its assets are maintained and that it is providing a safe work environment for employees and customers.  In fact, Viterra current commitment for maintenance capital spending (excluding requirements of Dakota Growers) is approximately $140 million annually.

•                  Strategically, we believe Viterra is the perfect fit.

5. Will Viterra be committed to the North Dakota grower?

•                  The company has a solid record of working with producers to create value in their farm businesses. For example, Viterra invests about $1.8 million in producer education annually.

•                  Viterra will continue to source durum from the farmers in the region, and will look to fulfill its milling requirements by accessing grains in close proximity to its operations.

6. How will this acquisition affect local growers selling their durum to Dakota Growers?

•                  It is business as usual.  Dakota Growers will continue to source from local farmers and continue to provide marketing opportunities to farmers in the region.

7. Now that this has been announced, what is the process?

•                  In approximately two weeks, the Company will issue a formal tender offer to shareholders, requesting they tender their shares to the offer.  Shareholders will receive information in the mail that will give them all the details they need to make an informed decision.  Shareholders will have about 30 business days to respond. A 1-800 number toll-free line will be set up for any inquiries.

Important Additional Information

The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell, securities of Dakota Growers Pasta Company (the “Company”).  At the time that a subsidiary of Viterra Inc. (“Viterra”) commences its tender offer for all of the outstanding shares of common stock and Series D Preferred Stock of the Company, Viterra will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”).  Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Forward-looking Statements

Statements in this Schedule 14D-9 that relate to future results and events are forward-looking statements based on the Company’s current expectations.  Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements.  Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.  Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the Securities and Exchange Commission by the Company, as well as the tender offer documents to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company.  The Company assumes no obligation and does not intend to update these forward-looking statements.